Chris Lucas Group Finance Director 1 Churchill Place London El4 5HP Tel +44 (0)20 7116 1200 (Direct) Fax +44 (0)20 7116 7386
06 January 2011	chris.lucas@barclays.com

Michael Seaman

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Dear Mr. Seaman,

Re: Barclays PLC

Form 20-F for the year ended December 31, 2009

Filed March 19, 2010

File No. 001-09246

Thank you for your letter dated 22 December 2010 regarding the above-referenced filing. As John O’Connor of Sullivan & Cromwell has discussed with David Irving, we are currently working on a response to your letter, and we confirm our intention to submit our response by 31 January 2011. Please contact me should you have any additional comments or require additional information.

Yours sincerely,

/s/ Chris Lucas

cc:	David Irving
(U.S. Securities and Exchange Commission)

John O’Connor
(Sullivan & Cromwell LLP)

Barclays PLC. Registered in London, England. Registered No. 48839. Registered Office: 1 Churchill Place, London E14 5HP.